
02007207

3/29/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23275


FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gifford Fong Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3658 Mt. Diablo Boulevard, Suite 200
(No. and Street)

Lafayette (City) California (State) 94549-3751 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Clifford Fong (925) 299-7800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee, Steven S.
(Name — *if individual, state last, first, middle name*)

3660 Wilshire Blvd., Suite 522 (Address) Los Angeles (City) California (State) 90010 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Clifford Fong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gifford Fong Associates, as of February 27, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

SR. V. Pr

Title

Notary Public



H. MICHELE KING
COMM. #1190022
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
My Commission Expires July 13, 2002
ABC-1

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GIFFORD FONG ASSOCIATES

(a California corporation)

REPORT ON AUDITS OF FINANCIAL STATEMENTS

for the years ended December 31, 2001 and 2000

GIFFORD FONG ASSOCIATES

CONTENTS

	Page
Facing Page	1
Contents	2
Independent Auditor's Report	3
Statements of Financial Condition	4
Statements of Operations	5
Statements of Shareholders' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8-12
Supplementary Information:	
. Computation of Net Capital and Basic Net Capital requirements	13
. Reconciliation of the Computation of Net Capital	13
. Determination of the Reserve Requirements	14
. Supplemental Reports and Information Relating to Possession or Control Requirements	14
. Statement of Internal Controls	15-16
. Report on the SIPC Annual Assessment Required by SEC Rule 17a-5	17

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
Gifford Fong Associates
Lafayette, California

I have audited the accompanying statements of financial condition of Gifford Fong Associates as of December 31, 2001 and 2000 and the related statements of operations, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted the audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial condition of Gifford Fong Associates as of December 31, 2001 and 2000, the results of its operations, its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II for the year ended December 31, 2001 is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Commission. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 7, 2002

GIFFORD FONG ASSOCIATES

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Current assets:		
Cash and cash equivalents (Note 3)	$1,366,812	$ 488,859
Accounts receivable, net (Notes 4 and 5)	765,156	1,888,836
Other receivables	20,847	97,556
Prepaid expenses	11,370	8,821
Deferred tax asset (Note 8)	3,501	3,501
Total current assets	2,167,686	2,487,573
Property and equipment, net (Note 6)	151,672	186,104
Notes receivable (Note 9)	2,604,613	2,594,613
Other investments (Note 7)	-	501,000
Other assets	429	429
TOTAL ASSETS	$4,924,400	$5,769,719
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 10,941	$ 66,786
Accrued payroll and related expenses	44,415	55,553
Total current liabilities	55,356	122,339
Deferred income	350	953
Deferred compensation (Note 9)	2,604,613	2,594,613
Total liabilities	2,660,319	2,717,905
Shareholders' equity:		
Common stock: $200 par value 250 shares authorized, issued, and outstanding	$ 50,000	$ 50,000
Additional paid-in capital	4,500,000	4,500,000
Accumulated deficit	(2,285,919)	(1,498,186)
Total shareholder's equity	2,264,081	3,051,814
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$4,924,400	$5,769,719

See notes to financial statements.

GIFFORD FONG ASSOCIATES

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE:		
Research and consulting	$1,898,576	$2,769,347
Other income	42,760	67,447
Total operating revenue	1,941,336	2,836,794
OPERATING EXPENSES		
Salaries and related costs	1,233,764	1,497,130
General and administrative	279,619	109,850
Professional and consulting fees	84,669	171,402
Rent	177,121	145,009
Depreciation and amortization	47,127	46,987
Travel and entertainment	36,234	54,399
Data processing fees	19,237	17,694
Broker clearance charges	25,701	28,094
Marketing	2,900	3,705
Total operating expenses	1,906,372	2,074,270
OTHER INCOME (EXPENSES)		
Interest income	$ 39,103	$ 92,956
Equity income (loss) in a joint venture	310,861	(310,657)
Gain (loss) realized in joint venture contribution	(311,861)	311,657
Total other income	38,103	93,956
INCOME BEFORE PROVISION FOR INCOME TAXES	73,067	856,480
PROVISION FOR INCOME TAXES		
Income tax benefits (expenses)	(800)	(800)
NET INCOME	$ 72,267	$ 855,680

See notes to financial statements.

GIFFORD FONG ASSOCIATES

STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholders' Equity
Balance, January 1, 2000	$50,000	$ 4,500,000	$(1,873,866)	$ 2,676,134
Dividend distributions for the year ended December 31, 2000		-	(480,000)	(480,000)
Net income for the year ended December 31, 2000	-	-	855,680	855,680
Balance at December 31, 2000	$ 50,000	$ 4,500,000	$(1,498,186)	$ 3,051,814
Dividend distributions for the year ended December 31, 2001		-	(860,000)	(860,000)
Net income for the year ended December 31, 2001	-	-	72,267	72,267
Balance at December 31, 2001	$ 50,000	$ 4,500,000	$(2,285,919)	$ 2,264,081

See notes to financial statements.

GIFFORD FONG ASSOCIATES

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 72,267	$ 855,680
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Changes in provision for uncollectible receivables and clearance costs	73,790	(37,844)
Depreciation and amortization	47,127	46,987
Loss (gains) on transfers of tangible and intangible properties	311,861	(320,311)
Equity loss (income) in joint venture	(310,861)	310,657
Changes in assets and liabilities:		
Decrease (increase) in receivables	1,126,599	(276,775)
(Increase) in prepaid and other assets	(2,549)	-
Increase (decrease) in accounts payable and accrued expenses	(66,983)	68,350
(Decrease) in deferred income	(603)	(7,432)
Net cash provided by operating activities	1,250,648	639,312
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of property and computer equipment	-	13,135
Purchase of property and computer equipment	(12,695)	(71,774)
Loan paid (made)	500,000	(400,000)
Net cash provided or (used) by investing activities	487,305	(458,639)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid	(860,000)	(480,000)
Net cash used by financing activities	(860,000)	(480,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	877,953	(299,327)
Cash and cash equivalents, Beginning of year	488,859	788,186
Cash and cash equivalents, End of year	$1,366,812	$ 488,859
Other cash flow information - interest paid	$ 0	$ 0

See notes to financial statements.

GIFFORD FONG ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Gifford Fong Associates (the Company) was incorporated under the laws of the state of California and began operations in 1977. The Company is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended. The Company's primary business is providing quantitative fixed income investment research and consulting services for institutional investors.

The Company does not handle or maintain securities in its physical possession, nor does it maintain customer accounts. All transactions for accounts of customers are cleared through other member firms on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents include cash on hand, money market funds, and time deposits with maturity of shorter than 90 days.

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on the straight-line method and/or declining-balance method over the estimated useful lives of the related assets as follows:

Computer equipment	5 years
Office equipment	5 to 10 years
Automobiles	5 years
Computer software	3 years

Computer equipment consists of personal computers, related equipment, and equipment inventory. Improvements that extend the life of a specific asset are capitalized, while normal repair and maintenance costs are expensed as incurred.

Revenue is generated primarily from research and consulting arrangements with third parties that may include the use of propriety computer software programs for analyzing investment security strategies. Revenue is deferred when commissions are received before revenue is earned as determined in the service agreements.

Income taxes - On October 1, 1992, the Company elected under the Internal Revenue Code to be taxed as an S corporation effective August 1, 1992. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

However, due to the imposition of California tax on the net income of an S corporation at a nominal tax rate, the Company is subject to tax at the corporate level and thus provides for income taxes under the Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." The provisions of this statement require a liability approach. Deferred taxes are provided for temporary differences in the recognition of items for tax and financial reporting purposes and are adjusted for tax rate and changes in tax laws as they are enacted. Income tax expense is based on pretax income as presented in the financial statements.

3. CONCENTRATION OF CREDIT RISK - CASH

The Company maintained cash, cash equivalents, and certificate of deposit balances at several financial institutions. As of December 31, 2001, $403,945 of cash and cash equivalents exceeded federally insured limits.

4. CONCENTRATION OF CREDIT RISK - RECEIVABLES

The Company operates in the investment technology and research industry. The customers of the Company are located primarily within the United States and Canada.

Included in the accounts receivable at December 31, 2001 is the balance of $555,274 due from two clients for consulting and litigation expertise services that were performed in current and prior years. As of December 31, 2001 accounts receivable from such clients approximated 61% of total accounts receivable.

5. ACCOUNTS RECEIVABLE

Trade accounts receivable consist of the following at December 31, 2001 and 2000:

	2001	2000
Research and consulting	$ 905,357	$ 1,896,536
Brokers and dealers	1,018	53
	906,375	1,896,589
Allowance for doubtful accounts	(141,219)	(7,753)
Total	$ 765,156	$ 1,888,836

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2001 and 2000:

	2001	2000
Office equipment	$ 77,480	$ 77,480
Computer equipment	171,985	250,266

Automobiles	131,486	131,486
Total	380,951	459,232
Less accumulated depreciation and amortization	(229,279)	(273,128)
Total	$ 151,672	$186,104

For the years ended December 31, 2001 and 2000, depreciation expense was $47,127 and $46,987, respectively.

7. OTHER INVESTMENTS

The Company entered into loan agreements in the amount of $500,000 with unrelated third parties. The terms of loan were 3 and 6 years and the interest rate was 11% to the Company. Each loan was handled through Bar-K, Inc. as the trustee. The loans were secured by deeds of trust held by Bar-K, Inc. and were paid off in April 2001.

The Company held the 49% interest in a Delaware limited liability company newly formed with an unrelated third party on July 7, 2000, for the primary purpose and objective of developing and marketing an internet-based solution for the measurement and analysis of derivatives. The intellectual properties contributed by the Company in exchange for the interest were valued at $600,000 by the members of the limited liability company on the date of contribution. The loss of $310,657 was allocated to the Company during the six months ended December 31, 2000, in accordance with relevant allocation provisions of the limited liability company agreement. As of December 31, 2000, valuation allowance of $288,343 was made to the Company's interest in the limited liability company due to the lack of an independent appraisal on the fair market value of the limited liability company. On November 29, 2001 the limited liability company was liquidated, allocating the income of $310,861 for the final eleven months to and having the termination loss of $311,861 realized by, the Company.

8. INCOME TAXES

The Company is an S corporation for income tax reporting purposes; as such there is no federal income tax provision. The provision for income taxes at December 31, 2001 and 2000 consisted of:

	2001	2000
Current - state	$ 800	$ 800
Deferred tax asset - state	51,132	36,998
Deferred tax valuation allowance - state	(51,132)	(36,998)
Total income tax expenses (benefits)	$ 800	$ 800

The temporary difference which gives rise to deferred tax as of December 31, 2001 is the California research and development tax credits. Valuation allowance of $51,132 was made due

to the constant excess tax credit carryovers with the increase in the allowance of $14,134 during 2001. The Company's effective tax rate is 1.5%.

9. RELATED PARTY TRANSACTIONS

Under a 1990 deferred compensation agreement with the Company's officers, the Company purchased split dollar life insurance for officers. The officers made a collateral assignment of the policy to the Company. During 2001 and 2000, $10,000 and $12,000 were deferred under this arrangement. The Company's remaining deferred compensation obligation is contingent upon receiving a payment on the related note receivable from each officer. The portion of deferred compensation and note receivable related to the President and majority shareholder was $2,502,313 in 2001 and 2000.

10. LEASE OBLIGATION AND COMMITMENT

Future minimum payments under the lease contract at December 31, 2001 were as follows:

Year Ending December 31:	Operating Lease
2002	$ 188,010
2003	188,010
2004	188,010
2005	188,010
2006	62,670
Total minimum lease payments	$ 814,710

The Company leases space from a related party pursuant to noncancellable operating lease. The lease expires in April, 2006. At the end of the lease, unless a new lease is executed between the parties, the lease shall continue on an annual basis unless sooner terminated pursuant to the lease.

Rental expenses of this lease were $172,319 for the year ended December 31, 2001.

11. PENSION

The employees of the Company are covered under a profit-sharing plan with a cash or deferred feature. The plan covers all full-time employees who have completed 12 months of service, have been credited with 1,000 hours of service, and have attained the age of 21. The Company will make a matching contribution to the plan of 3% of employee compensation if the employee contributes at least 3% of his or her compensation. If the employee contributes less than 3% of his or her compensation, the Company will match the contributed amount. The Company can change or eliminate the matching contribution at any time. During 2001 and 2000 the Company contributed $18,679 and $29,740, respectively, to the plan. The Company, if it so elects, may make discretionary profit-sharing contributions to the plan that are allocated to all eligible

participants. During the years ended December 31, 2001 and 2000 no such profit-sharing contributions were made.

12. SUBSEQUENT EVENT

In January 2002, the Company entered into a new loan agreement in the amount of $500,500 with an unrelated third party. The term of loan is four years and the interest rate is 9% to 11% to the Company. The loan is handled through Bar-K, Inc. as the servicing agent. The loan is secured by deeds of trust.

SCHEDULE I

GIFFORD FONG ASSOCIATES

STATEMENTS OF COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2001

Net capital:	
Total shareholders' equity	$ 2,264,081
Total capital and allowable subordinated liabilities	2,264,081
Deductions - total nonallowable assets from statement of financial condition:	
Research and consulting receivables, net	764,138
Furniture and equipment, net	151,672
Other assets	36,146
Total deductions	951,956
Net capital before haircuts on securities positions	1,312,125
Haircuts on cash equivalents	67,883
Net capital	$ 1,244,242
Aggregate indebtedness:	
Total liabilities	$ 2,660,319
Deductions - deferred compensation liability	(2,604,613)
Total aggregate indebtedness	$ 55,706
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 1,239,242
Ratio of aggregate indebtedness to net capital	0.04 to 1

Reconciliation of the Computation of Net Capital

There are no differences between the amounts reported above and amounts reported in the Company's amended Focus Report, Part IIA, as of December 31, 2001.

GIFFORD FONG ASSOCIATES

Determination of the Reserve Requirements

Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 has not been prepared because the exemption under Regulation Section 240.15.3-3(k)(2)(i) is met.

Supplemental Reports and Information Relating to Possession or Control Requirements

Supplemental Reports pursuant to Rule 17a-5(d)(3) and (4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

To the Board of Directors
Gifford Fong Associates
Lafayette, California

In planning and performing my audit of the financial statements of Gifford Fong Associates (the Company) for the year ended December 31, 2001, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissioner's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely upon Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



February 7, 2002

STEVEN S. LEE
Certified Public Accountant

3660 Wilshire Blvd., Suite 522
Los Angeles, California 90010

Tel: (213) 251-0091
Fax: (213) 251-0092
e-mail: shuklee@pacbell.net

To the Board of Directors
Gifford Fong Associates
Lafayette, California

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission, I have performed the following procedures with respect to Form SIPC-7 of Securities Investor Protection Corporation assessments and payments of Gifford Fong Associates (an S corporation) for the year ended December 31, 2001. My procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported in the audited Form X-17A-5 for the period from January 1, 2001 through December 31, 2001 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing procedures, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Gifford Fong Associates taken as a whole.

Steve Lee

February 7, 2002